Exhibit 99.1

20 February 2006

UB ACQUIRES NIK NAKS AND WHEAT CRUNCHIES

United Biscuits (‘UB’), a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and Continental Western Europe, today announces that it has acquired the brands and certain associated assets of Nik Naks and Wheat Crunchies.

Affiliated companies of Tayto (NI) Limited have acquired the Golden Wonder factory in Scunthorpe where these products are manufactured. Nik Naks and Wheat Crunchies will continue to be produced there under a co-manufacturing agreement which UB has entered into with the new owners.

The cost of the acquisition is not a material sum to UB. However, the brands are strategically significant as they will extend UB’s position in this market segment and benefit from being a part of UB’s wider portfolio.

Commenting on the acquisition, Benoit Testard, Managing Director, UBUK said: “Nik Naks and Wheat Crunchies are well loved consumer brands and I am delighted that we will be able to add them to the UK snack portfolio.”

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Notes to Editors

•                  UB is the leading manufacturer and marketer of biscuits in the U.K., Iberia and the Netherlands and the second largest in France and Belgium.

•                  In the U.K., UB is the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savoury snacks and crisps.

•                  UB manufactures and markets a wide range of products in the U.K. and continental Western Europe under well-recognised brand names. Branded products accounted for approximately 88% of sales in 2005.

•                  Among UB’s popular brand names are McVitie’s, Penguin, go ahead!, McVitie’s Jaffa Cakes, Jacob’s, Jacob’s Cream Crackers, Twiglets, Hula Hoops, Mini Cheddars, McCoy’s, Phileas Fogg and KP Nuts in the U.K. and Marbu Dorada, Chiquilin, Fontaneda, Filipinos, BN, Delacre and Verkade in Europe.

•                  McVitie’s is among the best known brands in the U.K.. McVitie’s biscuits were purchased by over 85% of UK households in 2005.

•                  UB owns and operates 22 manufacturing facilities of which 11 are in the U.K..

•                  UB employs over 11,000 people of whom over 9,000 work in the U.K..